UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                     Commission File Number 333-142287

NXP B.V.

(Exact name of registrant as specified in its charter)

NXP Funding LLC

NXP Semiconductors Netherlands B.V.

NXP Semiconductors Germany GmbH

NXP Semiconductors Taiwan Ltd.

NXP Semiconductors Philippines Inc.

NXP Semiconductors USA Inc.

NXP Semiconductors Hong Kong Limited

NXP Manufacturing (Thailand) Co., Ltd.

NXP Semiconductors UK Limited

NXP Semiconductors Singapore Pte. Ltd.

(Additional registrants)

High Tech Campus 60, Eindhoven 5656 AG, The Netherlands

+31 40 2729233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Euro-denominated Floating Rate Senior Secured Notes due 2013

U.S. Dollar-denominated Floating Rate Senior Secured Notes due 2013

U.S. Dollar-denominated 7 7/8 % Senior Secured Notes due 2014

Euro-denominated 8 5/8 % Senior Notes due 2015

U.S. Dollar-denominated 9 1/2 % Senior Notes due 2015

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. NXP B.V. is a limited liability company incorporated under the laws of the Netherlands. NXP B.V. first became subject to the reporting obligations under the Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to a Registration Statement on Form F-4, Registration No. 333-142287, that was declared effective on or about April 26, 2007.

B. NXP B.V. has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “Commission”) for the twelve months preceding the filing of this Form 15F, including the annual report on Form 20-F for the fiscal year ended December 31, 2010, which was filed on June 22, 2011.

Item 2. Recent United States Market Activity

On April 27, 2007, NXP B.V. filed with the Commission a prospectus pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”), relating to an offering of (i) €1,000,000,000 principal amount Euro-denominated Floating Rate Senior Secured Notes due 2013, (ii) $1,535,000,000 principal amount U.S. Dollar-denominated Floating Rate Senior Secured Notes due 2013, (iii) $1,026,000,000 principal amount 7 7/8% Senior Secured Notes due 2014, (iv) €525,000,000 principal amount 8 5/8% Euro-denominated Senior Notes due 2015 and (v) $1,250,000,000 principal amount 9 1/2% U.S. Dollar-denominated Senior Notes due 2015 (together, the “Notes”), each unconditionally guaranteed, jointly and severally, by certain wholly owned restricted subsidiaries of the Company (the “Guarantees”), in exchange for substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act. Since that time, NXP B.V. has not conducted any other offerings of securities required to be registered under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A. The Notes and the Guarantees are listed on the Irish Stock Exchange located in the Republic of Ireland, which constitutes the primary trading market for the Notes and the Guarantees.

B. The date of the initial listing of the Notes by NXP B.V. on the Irish Stock Exchange was October 12, 2006. NXP B.V. has maintained a listing of the Notes on the Irish Stock Exchange for at least the twelve months preceding the filing of this Form 15F.

C. Unknown.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of December 28, 2011, the number of holders of the Euro-denominated Floating Rate Senior Secured Notes due 2013 of NXP B.V. and NXP Funding LLC was 28 worldwide, 10 of which were identified as being United States residents.

As of December 28, 2011, the number of holders of the U.S. Dollar-denominated Floating Rate Senior Secured Notes due 2013 of NXP B.V. and NXP Funding LLC was 121 worldwide, 57 of which were identified as being United States residents.

As of April 6, 2011, no more U.S. Dollar-denominated Senior Secured Notes due 2014 of NXP B.V. and NXP Funding LLC are outstanding.

As of December 20, 2011, the number of holders of the Euro-denominated 8 5/8 % Senior Notes due 2015 of NXP B.V. and NXP Funding LLC was 29 worldwide, 2 of which were identified as being United States residents.

As of December 20, 2011, the number of holders of the U.S. Dollar denominated 9 1/2 % Senior Notes due 2015 of NXP B.V. and NXP Funding LLC was 88 worldwide, 44 of which were identified as being United States residents.

NXP B.V. has relied upon the assistance of Bondholder Communications Group, LLC to determine the number of debt security holders.

Item 7. Notice Requirement

A. NXP B.V. issued a press release disclosing its intention to terminate its duty to file reports under section 15(d) of the Exchange Act on January 3, 2012.

B. This press release was disseminated in the United States via Market Wire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

NXP B.V. will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at www.nxp.com.

PART III

Item 10. Exhibits

Exhibit 1.1 Press Release issued pursuant to Rule 12h-6(h) under the Exchange Act, dated January 3, 2012.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, NXP B.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, NXP B.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

NXP B.V.

(Registrant)

Date: January 3, 2012

/S/ RICK CLEMMER	/S/ KARL SUNDSTRÖM
Rick Clemmer	Karl Sundström
Chief executive officer	Chief financial officer
(Principal Executive Officer)	(Principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned additional registrants have each duly authorized the undersigned person to sign on their respective behalf this certification on Form 15F. In so doing, each of the undersigned additional registrants certify that, as represented on this Form, they have complied with all of the conditions set forth in Rule 12h-6 for terminating their respective registration under section 12(g) of the Exchange Act, or their respective duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

NXP Funding LLC

Date: January 3, 2012

/s/ JEAN SCHREURS
Jean Schreurs
Director

NXP Semiconductors Netherlands B.V.

Date: January 3, 2012

/s/ CHARLES SMIT
Charles Smit
Director

NXP Semiconductors Germany GmbH

Date: January 3, 2012

/S/ KURT SIEVERS	/S/ MICHAEL HOFFMANN
Kurt Sievers	Michael Hoffmann
Director	Authorized Signatory

NXP Semiconductors Taiwan Ltd.

Date: January 3, 2012

/s/ J.J. WANG
J.J. Wang
Director

NXP Semiconductors Philippines Inc.

Date: January 3, 2012

/s/ CARLO ANTHONY VAN DEN AKKER
Carlo Anthony van den Akker
Director

NXP Semiconductors USA Inc.

Date: January 3, 2012

/s/ JAMES N. CASEY
James N. Casey
Vice President and General Counsel

NXP Semiconductors Hong Kong Limited

Date: January 3, 2012

/s/ MIKE YEH
Mike Yeh
Director

NXP Manufacturing (Thailand) Co., Ltd.

Date: January 3, 2012

/s/ CARLO ANTHONY VAN DEN AKKER
Carlo Anthony van den Akker
Director

NXP Semiconductors UK Limited

Date: January 3, 2012

/s/ MARCEL HULLEMAN
Marcel Hulleman
Director

NXP Semiconductors Singapore Pte. Ltd.

Date: January 3, 2012

/s/ CARLO ANTHONY VAN DEN AKKER
Carlo Anthony van den Akker
Director

Exhibit 1.1

NXP’s subsidiary files Form 15F to terminate its reporting obligations in the

United States under the Securities Exchange Act of 1934

Eindhoven, Netherlands, January 3, 2012 – NXP Semiconductors N.V. (NASD: NXPI) announced today that its wholly-owned subsidiary, NXP B.V. (the “NXP Subsidiary”), filed a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) with the intention of voluntarily terminating the duty that the NXP Subsidiary has to file reports in accordance with section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in relation to its outstanding Euro-denominated Floating Rate Senior Secured Notes due 2013, U.S. Dollar-denominated Floating Rate Senior Secured Notes due 2013, 8 5/8% Senior Notes due 2015 and 9 1/2% Senior Notes due 2015 (collectively, the “Notes”).

The NXP Subsidiary expects that the termination of its duty to file reports will become effective 90 days after its filing with the SEC. However, as a result of this filing, the NXP Subsidiary’s reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended. The NXP Subsidiary will continue to report to the investors of its Notes in accordance with the indentures governing its Notes.

The Form 15F filing exclusively relates to the NXP Subsidiary’s reporting obligations with the SEC. NXP Semiconductors N.V., of which the NXP Subsidiary is a wholly-owned subsidiary, is publicly listed on the NASDAQ Global Select Market under the symbol “NXPI” and the registration and reporting obligations of NXP Semiconductors N.V. under the Exchange Act will remain unaffected.

NXP Semiconductors N.V. believes that the administrative burdens and costs associated with the NXP Subsidiary being a SEC registrant far outweigh the benefits, also because NXP Semiconductors N.V. is and will continue to be a SEC registrant.

About NXP Semiconductors

NXP Semiconductors provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.4 billion in 2010. For more information visit www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, and are based on a variety of assumptions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak to results only as of the date that the statements were made.

Media and Investor Relations contacts:

Media

Pieter van Nuenen

+ 31 6133 67034

pieter.van.nuenen@nxp.com

Investor Relations

Jeff Palmer

+1 408 474 5111

jeff.palmer@nxp.com